UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
(Amendment No.___)

RCN CORPORATION
(Name of Subject Company (issuer))

RCN CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

7.375% Convertible Second Lien Notes due 2012 (Title of Class of Securities)	749361AK7 (CUSIP Number of Class of Securities)
_____________________

Copies to:
Benjamin R. Preston Senior Vice President, General Counsel RCN Corporation 196 Van Buren Street Herndon, Virginia 20170 (703) 434-8200	Thomas C. Janson Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 (212) 530-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$152,143,828.98	$4,670.82

*
Calculated solely for purposes of determining the filing fee. The filing fee was determined based upon the sum of: (i) $141,620,000.00, representing the aggregate cash consideration for the outstanding $125,000,000.00 principal amount of Notes, plus (B) $10,503,828.98, which represents the aggregate number of shares of common stock (5,328,521 shares) underlying newly issued Warrants, multiplied by the difference between (x) the value of the common stock as of April 26, 2007 calculated pursuant to Rule 0-11(a)(4) using the high and low sales price of the common stock underlying the Warrants as of April 26, 2007 ($27.14) and the Exercise Price ($25.16) of the newly issued Warrants.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1	☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 11.

This Tender Offer Statement on Schedule TO is filed by RCN Corporation, a Delaware corporation ("RCN"). This Schedule TO relates to the offer by RCN to purchase any and all of its $125,000,000 outstanding 7.375% Convertible Second Lien Notes due 2012 (the "Notes"). Holders whose Notes are properly tendered and accepted in the offer will receive, for each $1,000 of principal amount of Notes so tendered, (i) $1,133.00 in cash, (ii) an additional amount in cash equal to the accrued unpaid interest on the Notes to, but excluding, the date on which the Notes are purchased, and (iii) 42.63 warrants (the "Warrants") to purchase shares of common stock, par value $0.01 per share, of RCN. The offer shall be subject to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated April 27, 2007 (the "Offer to Purchase"), and the related Consent and Letter of Transmittal, copies of each of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Offer to Purchase and the related Consent and Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase and Consent Solicitation Statement, dated April 27, 2007.
(a)(2)	Consent and Letter of Transmittal.
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(4)	Form of Letter to Clients.
(a)(5)	Press release issued by the Company on April 27, 2007.
(d)(1)	Form of Warrant Agreement between RCN and HSBC Bank USA, National Association, in its capacity as Warrant Agent.
(d)(2)
Indenture, dated as of December 21, 2004, between RCN and HSBC Bank USA, National Association, in its capacity as Indenture Trustee (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed on December 27, 2004).

(d)(3)
First Supplemental Indenture, dated as of May 30, 2006, between RCN and HSBC Bank USA, National Association, in its capacity as Indenture Trustee (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed with the SEC on May 31, 2006).

(d)(4)	Form of Second Supplemental Indenture.
(d)(5)
Security Agreement, dated as of December 21, 2004, made by RCN and each Guarantor in favor of the Second-Lien Collateral Agent for the benefit of the Secured Creditors (incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed on December 27, 2004).

(d)(6)	Form of Security Amendment.
(d)(7)
Pledge Agreement, dated as of December 21, 2004, made by RCN and each Guarantor in favor of the Second-Lien Collateral Agent for the benefit of the Secured Creditors (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed on December 27, 2004).

(d)(8)	Form of Pledge Amendment.
(d)(9)
Subsidiaries Guaranty, dated as of December 21, 2004, made by RCN and each Guarantor in favor of the Second-Lien Collateral Agent for the benefit of the Secured Creditors (incorporated by reference to Exhibit 99.10 of the Current Report on Form 8-K filed on December 27, 2004).

(d)(10)	Form of Guarantee Amendment
(d)(11)
Intercreditor Agreement, dated as of December 21, 2004, between RCN, each other grantor, Deutsche Bank Trust Company Americas and HSBC Bank USA, National Association (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed on December 27, 2004).

(d)(12)	Form of Intercreditor Amendment.
(d)(13)	Form of Registration Rights Agreement.
(d)(14)
First-Lien Credit Agreement, dated as of May 30, 2006, by and among RCN Corporation, various lenders party thereto, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Securities, Inc., as Sole Lead Arranger, Deutsche Bank Securities, Inc. and Citigroup Global Markets, Inc., as Joint Book Running Managers, Citicorp USA, Inc. as Syndication Agent, and Societe Generale, as Documentation Agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on May 31, 2006).

(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2007

RCN CORPORATION

By:	/s/	Benjamin R. Preston
Name:		Benjamin R. Preston
Title:		Senior Vice President and General Counsel